FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               September 24, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: EGM Circular  dated 24 September, 2004

24 September 2004

                                British Energy plc


Set out below, for information purposes, is the full text of the circular sent to shareholders today requisitioning an Extraordinary General Meeting to be held on 22 October 2004.


Requisitioned Extraordinary General Meeting

Introduction


I am writing to you in what I believe are highly unusual circumstances. On 1 October 2003 the Company announced that it had entered into a Creditor Restructuring Agreement with certain of its creditors. The Creditor Restructuring Agreement committed the Company to implement an agreed restructuring ("the Agreed Restructuring"). Details of the Agreed Restructuring are set out in Appendix 1. The Company will shortly be issuing a circular and an accompanying prospectus to shareholders with full details of the proposals to implement the Agreed Restructuring, which all Directors expect to recommend shareholders approve. Capitalised terms not defined in this letter bear the same meaning as in Appendix 1.


On 3 September 2004 two groups of shareholders, together holding 10.22% of the Company's Ordinary Shares, requisitioned an extraordinary general meeting (the "Requisitioned EGM"). Those groups of shareholders were Polygon Investment Partners, LLP ("Polygon"), Brandes Investment Partners, LLC and their respective associates (together, "Polygon and Brandes"). The Company is, as a result, obliged under the Companies Act 1985 to call the Requisitioned EGM.



The Creditor Restructuring Agreement is, subject to certain important conditions (set out in Appendix 1), a binding agreement containing both specific obligations and a reasonable efforts obligation to implement the Agreed Restructuring. The resolutions proposed by Polygon and Brandes seek to prohibit the Company from taking certain actions which may be necessary to implement the Agreed Restructuring.



Yesterday, I sent you a letter giving notice of the Company's intention to apply to delist the Ordinary Shares and A Shares. A further explanation of this letter is given in the section titled "Cancellation of listing of shares and other steps" below.



Resolutions to be proposed at the Requisitioned EGM



Polygon and Brandes have requisitioned three special resolutions and two ordinary resolutions to be proposed at the Requisitioned EGM (each, a "Resolution"). The Resolutions requisitioned by Polygon and Brandes are set out in the Notice of Requisitioned EGM at the end of this letter.



Special resolutions



In brief, Resolutions 1 to 3 will prevent the Company from:-



1. delisting its shares from the Official List;



2. amending or extending the Creditor Restructuring Agreement; and



3. selling its business or issuing shares in any of its subsidiaries,



in each case without a further special resolution of the Company.



Resolution 1 has the effect, if passed, of requiring the Company to seek shareholder approval prior to applying for the cancellation of its listings. If the Company were required, under the terms of the Creditor Restructuring Agreement, to take steps to cancel the London listings of its shares, but could not do so as a result of a failure to achieve such shareholder approval, the Company believes, having taken legal advice, that it would be likely to be in breach of the Creditor Restructuring Agreement.



The Company has been informed by certain creditors to whom it and its subsidiaries ("the Group") owe significant amounts that if that happens and they cannot compel the Company to perform the Creditor Restructuring Agreement they will take steps to terminate the Creditor Restructuring Agreement and the related standstill arrangements. They have said they will then take steps to recover amounts owing to them including taking steps to force the Company into administration. If that happens then we believe that other creditors also a party to the Creditor Restructuring Agreement will also demand payment. Therefore the Group will come under a requirement to pay GBP1.5 billion (the "Standstill Sum") to creditors and British Nuclear Fuels plc ("BNFL"). The Group does not have the resources to pay that amount. Appendix 2 contains further details describing the Standstill Sum.



In addition to an obligation to pay the Standstill Sum there would be other adverse consequences of termination of the Creditor Restructuring Agreement including disruption to the Company's trading activities.



It should be noted that following receipt of EU approval for the Restructuring Aid within the Agreed Restructuring additional justification would be required to enable the Government to provide emergency financial support, as it previously did, under the Rescue Aid provisions of EU law. Therefore no assurance can be given that the Government could provide such support even if it wished to do so.



As a result of the breach of the Creditor Restructuring Agreement the Company may be exposed to significant claims for damages for breach of contract.



Because the creditors have said that they would be demanding immediate repayment of monies that the Company judges, for the reasons set out above, it would be unable to pay, we consider that the directors of the Company would have no choice but to place the Company into administration.



Ordinary resolutions



The two ordinary resolutions advise the board (rather than require it) to act in a particular way. In brief Resolutions 4 and 5 advise the board:-



4. to use reasonable efforts to obtain more advantageous terms for shareholders than available under the Agreed Restructuring; and



5. that shareholders do not wish the cancellation of the Company's listing to occur.



As Resolutions 4 and 5 are advisory only they do not prevent the implementation of the Agreed Restructuring and as a result have less serious implications for the Company. They do, however, represent an attempt to constrain the board in these unusual and difficult circumstances and the board considers them inappropriate.



Legal claims



On 17 September 2004 certain of the Company's bondholders commenced proceedings against Polygon and Brandes for, amongst other things, the tort of inducing or procuring a breach of the Creditor Restructuring Agreement or otherwise unlawfully interfering with its due performance.



Shareholders should consider taking legal advice as to their position in these unusual circumstances. In the event that Resolutions 1 and 3 are passed, the board has considered the position of shareholders who vote in favour of those resolutions and has taken legal advice in this connection. The board has had legal advice that there is a risk that such shareholders could face significant claims against them by parties to the Creditor Restructuring Agreement in tort, for inducing or procuring a breach of that agreement or otherwise unlawfully interfering with its due performance. No assurance can be given that there is no risk of such claims being successful.



It is, however, true that the steps being taken by the Company described below under the heading "Cancellation of listing of shares and other steps" reduce those risks, if successfully implemented. The reason for this is that the steps seek to avoid the Company being in breach of contract.



Polygon's proposal



Polygon claim that an alternative restructuring to the Agreed Restructuring could be put in place enabling the Standstill Sum to be repaid, to the extent necessary. Polygon made an alternative proposal to the Company in outline terms in June 2004. A short summary of that alternative proposal is set out in Appendix 3 to this letter.



That proposal includes at least three requirements. They are (i) a bridge financing of up to GBP778 million (which will be refinanced by a rights issue and a bond placement), (ii) the continued willingness of the Government and BNFL to support a solvent restructuring on the same terms, and (iii) the agreement of the Eggborough Banks to accept less than the face value of their indebtedness.



The Company does not believe that any fundraising of the type envisaged by Polygon will be capable of implementation against the backdrop of the likely and undoubtedly significant claims that will be made by the parties to the Creditor Restructuring Agreement against the Company for breach of contract and the resulting loss of economic benefit of the Creditor Restructuring Agreement. As a result, an alternative restructuring would need the agreement of all creditors that are a party to the Creditor Restructuring Agreement and related arrangements, including the Government, BNFL, the Bondholders, RBS, the Eggborough Banks and the power purchase contract counterparties. The Company believes that there can be no assurance that such agreement would be reached. Furthermore, the Company does not believe that there can be any assurance that the Government will agree to support Polygon's alternative restructuring or indeed any restructuring other than the Agreed Restructuring.



For these reasons in particular and in these circumstances, the Company is satisfied that the alternative restructuring proposed by Polygon is highly unlikely to be capable of implementation.



In conclusion Polygon and Brandes' resolutions endanger the Company and the interests of creditors and shareholders.



Cancellation of listing of shares and other steps



Given the Company's obligations under the Creditor Restructuring Agreement, and the risks if the Resolutions are passed, we will take what steps we can, before the Resolutions are put to shareholders, to place the Company in a position where it can implement the Agreed Restructuring even if the Resolutions are passed.



On 23 September 2004, I sent you a letter notifying shareholders, in accordance with the Company's obligations under the Listing Rules, that the Company intends to seek cancellation and apply to the UK Listing Authority ("UKLA") to cancel the listing of ordinary shares of 44 28/43p each ("Ordinary Shares") and A Shares of 60p each ("A Shares") in the capital of the Company from the Official List of the UKLA at the end of the 20 day notice period, such cancellation to take immediate effect. As explained in that letter, the UKLA is expected to make a decision upon the cancellation on 20 October 2004 and we expect the cancellation to take effect at 8.00 a.m. on 21 October 2004 and the last day for dealings in Ordinary Shares and A Shares on the main market of the London Stock Exchange to be 20 October 2004. In making its decision the UKLA will take into account all relevant circumstances pertaining at the time. Under the Listing Rules, the Company may apply to delist the Ordinary Shares and A Shares from the Official List without shareholder approval.



Following the publication of my letter to you yesterday, the New York Stock Exchange ("NYSE") has announced that it has determined that the American Depositary Receipts should be suspended prior to the opening of trading on Tuesday, 28 September 2004, subject to any material adverse developments. The Company has a right to a review of this determination by a Committee of the Board of Directors of the NYSE. Application to the Securities and Exchange Commission to delist the issue will be made after the completion of applicable delisting procedures, including any appeal by the Company of the NYSE staff's decision.



If, as we believe appropriate, the UKLA decides to proceed with the cancellation the UKLA will cancel the listings and notify the Company formally of its decision. After a further period which we would expect to be 28 days, during which under the statutory notice regime the Company is entitled to make representations to the UKLA, the UKLA will decide again, taking into account all relevant circumstances pertaining at the time including any representations received, whether to confirm the cancellation which has already been effected. The Company will support the cancellation and therefore expects any cancellation which is effected to be confirmed. The purpose of the cancellation is to avoid the risk of the Company being in the position where it may breach the Creditor Restructuring Agreement. The Company is not intending to apply to the UKLA to cancel the London listing of its bonds due in 2003, 2006 and 2016.



Resolution 2 seeks to prevent the extension of the long-stop dates in the Creditor Restructuring Agreement or the amendment of that agreement. The board does not believe that it would be responsible for the board to allow the Company to be in a situation where it may be forced into an insolvency process because it cannot extend those long-stop dates. The board therefore intends to seek to negotiate and agree a binding extension of the Creditor Restructuring Agreement prior to the Requisitioned EGM. The board will also consider whether other amendments to the Creditor Restructuring Agreement are required for similar reasons. Were it not for the proposing of Resolution 2, the board would not consider it necessary to take these steps at this time.



In addition, in accordance with the Creditor Restructuring Agreement, and prior to the Requisitioned EGM we will execute a business transfer agreement whereby the Company's assets will, conditionally on the Agreed Restructuring becoming effective, be transferred to a new company which would become an intermediate holding company of the restructured British Energy group. We do not therefore anticipate that Resolution 3 will prevent implementation of the Agreed Restructuring.



These steps are intended to mitigate the damage that might be caused if the Resolutions are passed, but the taking of the steps and passing of the Resolutions still give rise to difficulties. Therefore the directors urge you to vote AGAINST all the Resolutions at the Requisitioned EGM.



None of these steps would, of themselves, affect implementation of the Agreed Restructuring. In particular they will not deprive shareholders of the opportunity, under the Agreed Restructuring if it proceeds, to receive 2.5 per cent. of the ordinary share capital of the restructured Group and warrants over a further 5 per cent. if the Members' Scheme becomes effective or only warrants over 5 per cent. if the Disposal is approved.



Requisitioned EGM



A notice convening the Requisitioned EGM is set out at the end of this letter. The Requisitioned EGM is to be held at 3.00 p.m. on 22 October 2004 at Hampden Park Conference Centre, Glasgow G42 9BA.



Action to be taken



Holders of Ordinary Shares will find enclosed a pre-paid RED Form of Proxy for use at the Requisitioned EGM. If you do not intend to attend the Requisitioned EGM, you should complete and return the Form of Proxy by post or by hand (during normal business hours) to the Registrars, Lloyds TSB Registrars, so as to arrive not later than 48 hours before the time for holding the meeting. Completion and return of a Form of Proxy will not affect your right to attend and vote at the Requisitioned EGM.



Holders of A Shares need take no action.



If you have any questions relating to this process or the completion and return of the Form of Proxy, please contact our helpline on freephone 0800 035 0844 (or if calling from outside the UK +44 (0) 1295 225 285 (calls charged at applicable rates)), Monday to Friday 9.00 a.m. to 5.00 p.m. (UK time). The helpline cannot provide advice on the merits or otherwise of the matters described in this circular, nor give any financial advice.



Recommendation



The Agreed Restructuring remains subject to a number of important conditions and significant uncertainties and will result in a very significant dilution of the interests of shareholders. Nevertheless, the directors consider that the Agreed Restructuring is in the best interests of the Group and the shareholders as a whole. Accordingly, the Directors unanimously recommend that shareholders vote AGAINST all of the Resolutions to be proposed at the Requisitioned EGM.



Yours sincerely,



Adrian Montague C.B.E







                                   APPENDIX 1

                              Agreed Restructuring



In October 2003, British Energy entered into binding agreements, the Creditor Restructuring Agreement and the Government Restructuring Agreement, setting out the terms of the Restructuring of the British Energy group of companies (the "Group") with certain of its creditors and the Secretary of State for Trade and Industry (the "Restructuring Agreements"). The Creditor Restructuring Agreement contains both specific obligations and a reasonable efforts obligation to implement the Agreed Restructuring.



As described in the announcement of 1 October 2003, pursuant to the Agreed Restructuring, certain creditors of the Group have agreed to extinguish their claims against companies within the Group in exchange for the issue to them of new shares in a new holding company of the restructured group, now named British Energy Group plc ("New British Energy") and new bonds of a new intermediate holding company, now named British Energy Holdings plc ("Holdings").



As part of the Agreed Restructuring, it is proposed that the Company will become a wholly-owned subsidiary of New British Energy by means of a scheme of arrangement pursuant to section 425 of the Companies Act 1985 (the "Members' Scheme") which will require the approval of majorities in number representing three-fourths in value of the holders of the Ordinary Shares and of holders of the A Shares and the sanction of the Court of Session in Scotland. If shareholders approve the Members' Scheme, they will receive new ordinary shares in New British Energy ("New Shares") equal to 2.5 per cent. of the share capital of New British Energy plus warrants ("Warrants") entitling them to subscribe GBP28.95 million for additional New Shares equal to 5.0 per cent. of the thereby diluted share capital of New British Energy (excluding the impact of conversion of the NLF Cash Sweep Payment (as discussed below)).



If the Members' Scheme cannot be implemented, the Company is required to dispose of all its assets (including its shares in its subsidiaries) to Holdings in exchange for Holdings agreeing to assume all of the Company's liabilities (the "Disposal"). In view of its size, the Disposal would, if the Company were listed at such time, constitute a "Class 1" transaction for the purposes of the listing rules (the "Listing Rules") made by the UKLA and, notwithstanding the expected cancellation of the Company's London listings, the Company expects to seek the approval of a majority of the holders of the Ordinary Shares at a separate extraordinary general meeting of the Company convened by the board of British Energy. If holders of Ordinary Shares approve the Disposal at that extraordinary general meeting (and the Members' Scheme does not become effective), then shareholders will receive the Warrants but no New Shares. However following the Disposal the Company would become an empty shell and the shares in the Company will be worthless.



Ultimately, under the terms of the Creditor Restructuring Agreement, if shareholders do not approve the Disposal, the Creditor Restructuring Agreement includes an obligation upon the Company to take steps to delist the Ordinary Shares and the A Shares from the Official List of the UKLA (the "Official List") in order for the Disposal to be completed without the requirement to obtain shareholder approval under the Listing Rules. In these circumstances, shareholders would receive no New Shares and no Warrants.



The Agreed Restructuring is highly complex and was the result of many months of negotiations. The key points, as announced in October 2003, are as follows:



  - - the Bondholders, RBS, the Significant Creditors and the Eggborough Banks (each as defined in the Creditor Restructuring Agreement) have agreed (subject to certain conditions) to extinguish their existing unsecured claims against the Group in exchange for GBP275m of new bonds ("New Bonds") and at least 97.5 per cent. of the share capital of New British Energy;



  - - the Nuclear Liabilities Fund (the "NLF") will assume financial responsibility for discharging certain of the Group's uncontracted nuclear liabilities and costs of decommissioning the Group's nuclear power stations and the Secretary of State will assume financial responsibility for certain of the Group's liabilities to British Nuclear Fuels plc ("BNFL") relating to historic spent fuel and any shortfall in the NLF;



  - - in consideration for this assumption of financial responsibility, the restructured Group will issue GBP275 million New Bonds to the NLF. In addition, members of the Group will make the following payments to the NLF:
    (i) fixed decommissioning contributions of GBP20 million per annum (indexed to RPI and tapering as stations are scheduled to close); (ii) GBP150,000 (indexed to RPI) for every tonne of fuel loaded into the Sizewell B reactor after completion of the Agreed Restructuring; and (iii) an annual contribution equal to a percentage of the Group's adjusted cash flow (initially 65 per cent. subject to adjustment, but not to exceed 65 per cent.) (the "NLF Cash Sweep Payment");



  - - the entitlement of the NLF to the NLF Cash Sweep Payment is convertible into an equity shareholding in New British Energy equal to the same percentage of the thereby enlarged issued share capital. The terms of the convertible ordinary shares into which such entitlement will convert will limit the general voting rights attaching to such shares to a maximum of
    29.9 per cent;



  - - the Eggborough Banks, as creditors with security over Eggborough Power Limited ("EPL"), have agreed (subject to certain conditions) to replace their secured claims with a right to payments under an Amended and Restated Credit Agreement (the "Amended Credit Agreement") having a payment profile equivalent to GBP150 million of New Bonds (the "CTA Bonds"). In addition, the Eggborough Banks will have an option to acquire the Eggborough power station either through a share or asset purchase in 2010 upon payment of a GBP104 million break fee and the extinguishment of the then GBP83 million of outstanding CTA Bonds. This option may be accelerated in the event of a default under the Amended Credit Agreement. The security over EPL under the Amended Credit Agreement will secure both the GBP150 million bond-equivalent payments and, through an indemnity for non-performance, the option acceleration; and



  - - the standstill arrangements entered into by British Energy and certain of its creditors on 14 February 2003 have been extended and will continue while the Agreed Restructuring is being implemented (subject to the occurrence of certain termination events).



The Agreed Restructuring remains subject to a large number of important conditions, including:



  - - the Secretary of State's entitlement not to proceed with the Agreed Restructuring if, in her opinion, the Group will not be viable in all reasonable foreseeable conditions without access to additional financing beyond that which is committed and will continue to be available when required;



  - - the restructured Group having sufficient working capital for its present requirements from the listing of the New Shares and New Bonds;



  - - there being no material adverse change in the current or future business or operations, the financial or trading position, profits or prospects of the Group as a whole or of EPL or which is likely to have a material adverse effect on the value of the New Bonds, the New Shares, the CTA Bonds or the new Eggborough arrangements;



  - - continuation of the standstill arrangements described above; and



  - - agreement on presently unsettled documents with creditors, Scottish
    Court approval, listing of the New Shares and New Bonds and delisting of the Ordinary Shares and A Shares.



If for any reason the Company is unable to implement the Agreed Restructuring, it may be unable to meet its financial obligations as they fall due, in which case it may have to take appropriate insolvency proceedings. If the Company were to commence insolvency proceedings, distributions, if any, to unsecured creditors may represent only a small fraction of their unsecured liabilities, and it is highly unlikely that there would be any return to shareholders.





                                   APPENDIX 2

                                 Standstill Sum



The amounts currently stood still by creditors and BNFL are as follows:






Bondholders                     GBP408 million (Note 1)
Eggborough Banks/RBS            GBP475 million (plus GBP28 million (Note 2))
Power purchase contract
 counterparties                 GBP316 million (Note 3)
BNFL                            GBP338 million (Note 4)






Notes:

(1) Plus accrued interest.

(2) This is the mark to market value of certain swaps as at 31 March 2004.

(3) This amount represents the claim amounts agreed for the purposes of the Agreed Restructuring with Enron Capital & Trade Europe Finance LLC, Teesside Power Limited and Total Gas & Power Limited whose claims are now held by Deutsche Bank AG.

(4) As at 30 June 2004.





                                   APPENDIX 3

                               Polygon's proposal



Polygon made a proposal for an alternative restructuring to the Company's advisers in June 2004. After taking legal advice, the Company informed Polygon's advisers through the Company's solicitors that the Company's binding obligations under the Creditor Restructuring Agreement prevented the Company from co-operating with Polygon (or indeed any other party proposing something similar in nature) in the preparation of an alternative to the Restructuring.



The Company has not received any further proposal from Polygon or its advisers (though Polygon has made statements since June 2004 that imply that its ideas have changed to some extent). The comments that follow are therefore directed at the plan put to the Company's advisers in June 2004.



Polygon's proposal in June 2004 assumed the following:



  - - Arrangements with BNFL and the NLF to remain as in the Agreed
    Restructuring.



  - - GBP700 million of New Bonds as in the Agreed Restructuring of which GBP425 million would go to existing creditors or new subscribers of New Bonds.



  - - Redemption for cash of the GBP408 million nominal of existing bonds for GBP424 million (based on the formula in the bond trust deeds for early redemption).



  - - Payment of GBP37.5 million to RBS in cash (or, if RBS preferred, New Bonds) when its letter of credit was called by the Eggborough banks.



  - - Payment of, in aggregate, GBP316 million in cash (or, if counter-parties preferred, New Bonds) to the holders of contracts for differences and power purchase agreements (PPA), with the possibility of a reduction arising from a renegotiation of the PPA claim.



  - - GBP20 million increase in the nominal value of New Bonds to be issued to the Eggborough banks and the Eggborough banks would otherwise accept the same terms as under the Agreed Restructuring.



  - - A bridge financing of up to GBP778 million to be refinanced by a GBP533 million rights issue and the subscription of up to about GBP250 million of new bonds by third parties.



  - - The equity of British Energy to be owned as follows:-



87% by existing shareholders and funders of the proposed rights issue



13% by the Eggborough banks.





             Notice of Requisitioned Extraordinary General Meeting



                               BRITISH ENERGY PLC

                  (Registered in Scotland with number 162273)



NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the above named company (the "Company") will be held at Hampden Park Conference Centre, Glasgow G42 9BA, on 22 October 2004 at 3.00 p.m. for the purpose of considering and, if thought fit, passing the following resolutions of which resolutions 1-3 will be proposed as special resolutions and resolutions 4 and 5 will be proposed as ordinary resolutions:



Special Resolutions



1. THAT the articles of association of the Company be amended by the inclusion of the following article to be designated article 88(A) immediately prior to existing article 89:



"88(A) Power to cancel listing



Where the board wishes to cancel the listing of the Company's securities from the official list of the UK Listing Authority and/or its trading on the London Stock Exchange's market for listed securities and/or any other exchange or market upon which such securities are listed or traded, the board will not commence any procedures to, or cancel any such listing or trading without the previous sanction of a special resolution of the Company."



2. THAT the board be and is hereby directed that no amendment or extension of time for allowing performance of, or satisfaction of conditions to, the Creditor Restructuring Agreement made as of 30th September 2003 between, inter alia, the Company, certain of its subsidiaries, certain of its creditors, certain of its bankers, British Nuclear Fuels PLC, and certain of its bondholders (as may have been amended, varied or novated prior to the date of this resolution) be allowed, granted or made without the previous sanction of a special resolution of the Company.



3. THAT the board be and is hereby directed not to sell the assets or undertaking of the Company or the assets or undertaking of any subsidiary of the Company or the shares in any subsidiary of the Company or issue or allow the issue of any new shares in any subsidiary of the Company to any person in circumstances where any such action would require the approval of shareholders under the Listing Rules of the UK Listing Authority (assuming that the Company was listed on the Official List of the UK Listing Authority at the relevant time) in any case without the previous sanction of a special resolution of the Company.



Ordinary Resolutions



4. THAT the board be and is hereby advised that shareholders wish them to use all reasonable efforts to obtain for holders of shares in the capital of the Company terms that are more advantageous to such holders than the terms currently available to them pursuant to the Creditor Restructuring Agreement made as of 30th September 2003 between, inter alia, the Company, certain of its subsidiaries, certain of its creditors, certain of its bankers, British Nuclear Fuels PLC and certain of its bondholders (as may have been amended, varied or novated prior to the date of this resolution).



5. THAT the board be and is hereby advised that shareholders do not wish any application to the UK Listing Authority and/or the London Stock Exchange to cancel the listing and/or trading of the securities of the Company to be made, and wish no steps be taken to cancel such listing and/or trading (including notification to a Regulatory Information Service of such cancellation or despatch of a circular to shareholders in respect of such cancellation) pursuant to the rules of the UK Listing Authority or otherwise without the previous sanction of a special resolution of the Company.


     Registered office                       By order of the board
     3 Redwood Crescent                      Robert Armour
     Peel Park                               Secretary
     East Kilbride G74 5PR                   24 September 2004



Notes:



1. A member of the Company entitled to attend and vote at the above meeting is entitled to appoint a proxy or proxies to attend and, on a poll, vote instead of him/her. A proxy need not be a member of the Company. A RED Form of Proxy is enclosed. To be effective, the RED Form of Proxy together with the power of attorney or authority, if any, under which it is signed (or a duly certified copy of any such power or authority) must be lodged with the Company's Registrars not less than 48 hours before the time of the meeting. Return of a completed Form of Proxy will not preclude a member from attending and voting personally at the meeting.



2. Completion of the form of proxy will not prevent you from attending and voting in person.



3.In accordance with Regulation 41 of the Uncertificated Securities Regulations 2001 and the articles of association of the Company, only those Ordinary Shareholders entered on the relevant register of members of the Company as at
3.00 p.m. on 20 October 2004 shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of members after 3.00 p.m. on 20 October 2004 shall be disregarded in determining the rights of any person to attend or vote at the meeting.





           INFORMATION FOR SHAREHOLDERS ATTENDING THE REQUISITIONED
                         EXTRAORDINARY GENERAL MEETING



After his opening remarks, the Chairman will explain the procedures for the conduct of the meeting, particularly for asking questions.



How to ask questions



At the meeting, shareholders may ask questions. A British Energy marshal will be available to help you.



A Question Registration Desk will be open from 2.15 pm to enable shareholders to register in advance any question they may wish to ask during the meeting.



                              GENERAL INFORMATION



Time



The doors will open at 2.15 pm and the meeting will begin promptly at 3.00 pm



No cameras or video or audio recording equipment will be allowed into the meeting. Deposit facilities will be available. Mobile telephones must be switched off.



Disabled Persons



Special arrangements have been made to help disabled shareholders. Guide dogs will be permitted.



Emergency precautions



An announcement will be made if there is a fire alarm or other emergency. Emergency exits are marked clearly around the hall.



Travel and car parking



Hampden Park is situated in the south side of Glasgow off Aitkenhead Road
(A728).



It is approximately 10 miles from Glasgow International Airport and less than half a mile from Mount Florida and Kings Park train stations. Both stations have connections from Glasgow Central railway station. Regular bus services run from the city centre. Car parking is available free of charge in the Stadium's car parks.



The Conference Centre is situated in the stadium's South Stand and shareholders should enter through the main entrance.





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  September 24, 2004                    BRITISH ENERGY PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations